                Filed by Coca-Cola Enterprises Inc. pursuant to
                Rule 425 of the Securities Act of 1933 and
                deemed filed pursuant to Rule 14a-12 of the
                Securities Exchange Act of 1934
                Subject Company: Coca-Cola Enterprises Inc.
                Commission File No.:  001-09300

John Brock and Steve Cahillane
Live Broadcast Script 7:20 a.m. ET to Top 250 Global CCE Leaders
February 25, 2010

[Tight Shot John Brock]

Hello, everyone. This morning we are making an announcement with The Coca-Cola Company that we have reached a definitive agreement that will strategically advance and strengthen the Coca-Cola system both in Europe and North America.  Connecting with our senior leaders about this announcement is critical, and Steve joins me today to discuss the details and reinforce the leadership role you will play in communicating this news to our employees.  If our technology would allow for it, Hubert would be joining us live, as well.  He is gathered with his leadership team in Europe as we make this major announcement.

Let me begin by saying that our work to transform our business, especially over the past three years, has cemented the reputation of Coca-Cola Enterprises as a world-class bottler.  We are generating consistent financial results and driving new levels of efficiency and effectiveness.

As we’ve made these changes, Muhtar Kent and I have had many intense discussions about what business model would create the most value for the Coca-Cola System in North America and in Europe.  The journey we have been on has brought us closer than ever before, and today’s announcement is another major development in this transformation.

In our short time together this morning, I want to walk you through the details of what is being announced today.

First, The Coca-Cola Company is acquiring all of our North American operations and integrating them with the majority of their North American businesses.  Second, CCE will expand its role as the preeminent Western European Coca-Cola bottler.  The Coca-Cola Company and Coca-Cola Enterprises have agreed in principle that CCE will buy The Coca-Cola Company’s bottling operations in Norway and Sweden, subject to the signing of definitive agreements and regulatory approval.  We will also have the right to acquire the German bottler owned by The Coca-Cola Company during the next 18 to 36 months.

Undoubtedly, this is a monumental moment in Coca-Cola history and will change the face of the bottling system.  I’m sure you are asking yourselves “why now?”  Really, it is about two critical points:  First, this joint decision comes at a time when both The Coca-Cola Company and Coca-Cola Enterprises are more aligned than ever before.  And second, the critical work you have done – we have done together –  is driving greater effectiveness and efficiency.

We should be proud of the progress we have made, and clearly we are operating from a position of strength.  However, we’ve reached an inflection point in North America.  And, I believe a paradigm shift in the system is necessary to truly drive sustainable, profitable growth.

The primary reason I feel this shift is required is because our current businesses in North America and Europe are significantly different. For some time now in the U.S., we have believed that integrating the bottling system would greatly reduce the complexities of how we go to market. Think about it, the U.S. is the only country in the world where there are perpetual franchises with geographic exclusivity, which impacts the system from moving in complete alignment.  It is very clear that consolidation will not happen in the near term and that integrating our business with CCNA is the right step forward right now.  In Europe, our overall business model is much more robust and dynamic.  Let me give you some examples: there is one European supply chain – led by CCE – that is responsible for fountain, food service and bottle can.  This leaves The Coca-Cola Company to do what it does best…marketing and franchise leadership.  In Europe, we are profitable across all channels, and we have higher profit margins.  So you can clearly see that there are many opportunities ahead to strengthen the North American Coca-Cola System, and at the same time, to expand our European footprint to increase shareowner value.

With this announcement, we are creating the next generation North American business model and enhancing our ability to win long-term in Europe... while creating a compelling value proposition for our shareowners now and beyond.

Now, let’s turn our attention to how these new companies will be structured.  In Europe, we will retain the Coca-Cola Enterprises name, and I will become Chairman and CEO.  Several other members of the current CCE management team will continue to lead the company, and we will give more details as soon as possible.  Also, the current CCE independent Directors will comprise the new CCE Board.  As I said, CCE will expand its role as the preeminent Western European Coca-Cola bottler.  The Coca-Cola Company and Coca-Cola Enterprises have agreed in principle that CCE will buy The Coca-Cola Company’s bottling operations in Norway and Sweden, subject to the signing of definitive agreements.CCE will be headquartered in Atlanta and continue to be traded on the New York Stock Exchange as CCE. As we expand our European footprint to provide broader, geographic coverage, we will be able to optimize our marketing and distribution advantages and have greater financial flexibility and operational focus.  Under the continued leadership of Hubert and his team, I have confidence that we will build on our three solid years of profitable growth in Europe.

In North America, The Coca-Cola Company is acquiring all of our operations and combining the majority of their North American businesses – Foodservice, Minute Maid and Supply Chain, including hot-fill – into a new business called Coca-Cola Refreshments, or CCR.  This will be a new business with distinct capabilities, including supply chain, logistics, and sales and customer service operations.

Importantly, it is the legacy of Coca-Cola Enterprises that is making this transformation possible.  For more than 20 years, we have shown how the world’s largest Coca-Cola bottler could execute locally -- with precision.  As we have grown, we knew that the traditional operating model that had served the system so well had to change to keep pace with a marketplace where retailers were consolidating and consumer needs were changing.  So what did we do? We accelerated change.  We aligned against our Global Operating Framework, streamlined our

North American structure and launched a series of initiatives to drive effectiveness and efficiency.

This paved the way for today’s announcement, particularly in North America.  Steve and his leadership team have accelerated the scope and pace of change needed to position us for the future, and we have made tremendous progress in North America.  Steve is here today as we talk about what truly is a step change for our business.  Steve…

[Tight Shot of Steve]
Thanks, John.  Let me begin by saying I believe this announcement is the beginning of a new era of growth and profitability for North America.  And I know that it is our work and our vision that made today’s announcement possible.

In the past two years, we restructured our North American Business Unit to create a more simplified, streamlined organization.  We implemented a price increase in the U.S. to protect our margins more aggressively than we had in years.  We launched Coca-Cola Supply to help create a world-class Supply Chain. We took a new approach to our price/package architecture to revitalize the sparkling category. And, we launched initiatives like Right Execution Daily and Ownership Cost Management.  Together, this has generated tremendous results. We are creating real value in the form of profitable growth and demonstrating a powerful new alignment with The Coca-Cola Company.

Simply put, this is the right decision at the right time….and we will do it in the right way.  Our system will be faster, more decisive and more responsive to marketplace needs than ever before.  This will drive important synergies, and, in doing so, we will unlock a new era of growth and profitability for the North American Coca-Cola system.

Coca-Cola Refreshments will improve our speed and flexibility to market, create a low-cost and efficient manufacturing, supply chain and logistics operation and drive greater value for our customers and consumers.

As we go through this transition, it is absolutely imperative that we remain focused on the business, deliver our 2010 plan and maintain the highest levels of customer service.  I need your commitment that you will not let the progress we have worked so hard to create falter.

Today’s announcement is our recognition that we are the best bottler in the world, and I truly believe our best days are yet to come.

[Tight Shot of Brock]

Thank you, Steve.  Let me say that every member of the Executive Leadership Team will play a key leadership role either in New CCE or Coca-Cola Refreshments.

We understand that our employees will have many questions.  First and foremost, as leaders and as a company, we will be transparent about this process, maintain an open dialogue with you and all our employees and work to answer every question.  As the transition progresses over the next several months, we will have a better idea of the integration process and potential impact on jobs.  You have our commitment that we will treat all employees with fairness and respect throughout this process, and we will follow established HR protocols every step of the way.

It’s important to emphasize, however, that this deal is subject to regulatory and shareowner approval, so it will take some time to complete.  During this time, we must stay focused on delivering the business.  Whether you are in Europe or in North America, we must all remember that our number one priority is maintaining our positive forward momentum through a single-minded focus on serving our customers with excellence.  As a leader, we are relying on you to do this.

I realize this is a lot of information about our future, and we would like to pause and answer some of your questions now.

Questions
1)	What parts of this are in effect immediately and what is subject to approval? What happens if the deal doesn’t get approved? [JFB]
2)	Who is going to run North America? Are bottling and branding now combined? [SC]
3)	Are we doing this in response to what Pepsi did? [JFB]
4)	Why will the new CCE be headquartered in Atlanta if it is a Western European bottler? [JFB]
5)	What does this mean to our employees, customers, consumers, and shareowners? What happens if the deal goes through? [JFB]
Thanks, everyone – I am sure there are many more questions.  In the coming days, we will hold informational sessions, including functional meetings, to help provide as much detail as we can.  First, we will conduct a joint KO/CCE analyst call today at 9:30 a.m. Eastern Time, which as leaders, I encourage you to listen to.  Second, the ELT will host a Virtual Town Hall today at 1:30 p.m. to create an open dialogue with employees and answer questions about the announcement.  Details on these events will be sent shortly.  All of this information will be on our company Intranet as soon as possible, and we encourage you to send employees there as an on-going resource. Since the Town Hall will be so late in the day for our colleagues in Europe, I will host a conference call with our European leadership tomorrow morning at 7:00 a.m. ET.

In closing, this is a significant day for the Coca-Cola system.  Let me be very clear: it is our performance – our legacy – that has paved the way for this announcement.  We have grown market by market, and leveraged our size and scale while executing locally.  We have made portfolio expansion happen and shown that we can successfully put more on our trucks.  We have become the CRS leader in the Coca-Cola system and in the beverage industry. Most importantly, we have made our mark on the Coca-Cola system legacy.

We are entering an exciting new chapter in the history of the world’s greatest brands.  Much will unfold in the coming months, and we will communicate with you frequently and candidly throughout the process.  In the meantime, running the business is our priority – stay focused, execute and keep the momentum of 2009 alive.

We look forward to speaking to you again this afternoon during our Virtual Town Hall meeting.  Thanks for your leadership during this time, which will undoubtedly become part of Coca-Cola history.
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IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction and required shareowner approval, the Company will file relevant materials with the Securities and Exchange Commission (the "SEC"), including a proxy statement/prospectus contained in a registration statement on Form S-4, which will be mailed to the shareowners of the Company after the registration statement is declared effective. The registration statement has not yet become effective.

SHAREOWNERS OF THE COMPANY ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Shareowners may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the Company at the SEC's web site at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company's internet website at www.cokecce.com under the tab "Investor Relations" or by contacting the Investor Relations Department of Coca-Cola Enterprises at 770-989-3246.

PARTICIPANTS IN THE SOLICITATION

The Company and its directors, executive officers and certain other members of its management and employees may be deemed to be participants in the solicitation of proxies from its shareowners in connection with the proposed transaction. Information regarding the interests of such directors and executive officers was included in the Company's Proxy Statement for its 2009 Annual Meeting of Shareowners filed with the SEC March 3, 2009 and a Form 8-K filed on December 18, 2009 and information concerning the participants in the solicitation will be included in the proxy statement/prospectus relating to the proposed transaction when it becomes available. Each of these documents is, or will be, available free of charge at the SEC's web site at www.sec.gov and from the Company on its web site or by contacting the Shareowner Relations Department at the telephone numbers above.